Mail Stop 0408


								May 5, 2006






Mr. John W. Allison
Chairman and Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider
Conway, Arkansas 72032


Re: 	Home Bancshares, Inc.
      Amendment No. One to Registration Statement on Form S-1
      Filed April 25, 2006
      File No. 333-132427
      Amendment No. One to Registration Statement on Form 10
      Filed May 1, 2006
      File No. 000-51904



Dear Mr. Allison:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Amendment No. One to Registration Statement on Form S-1
General
1. As applicable, please amend your Form 10 in response to these comments.


Risk Factors, page 9
2. We note your response to our comment 7 of our comment letter to you dated April 13, 2005. As we requested, please quantify the extent of dilution that will result immediately after the offering when you convert the preferred stock to common and quantify the extent of dilution that would result if all of the options that are exercisable after the offering are exercised. In addition, please change the word "may" to "will" since the dilution will occur upon the conversion of the preferred stock.


Allowance for Loan Losses, page 38
3. Please refer to prior comment 9. Please revise to provide an expanded discussion of the loan officer`s portfolio, including how the issue arose, what steps you have taken to ensure similar issues do not arise in the future, quantification of the gross portfolio, total amounts charged off to date, total related provisions to date and the total allowance remaining at the balance sheet date.

Consolidated Statements to Stockholders` Equity, page F-6
4. Please refer to comment 18. Please revise to clarify why you have not presented the unrealized gain from your equity method investments on a "net of tax" basis. Please refer to paragraph 36 of SFAS 109.
Also, it appears the amount recorded in 2005 is an unrealized gain although it is identified as a loss. Please revise to clarify.

Note 1: Summary of Significant Accounting Policies
Operating Segments, page F-11
5. Please refer to prior comment 19, in which we note your disclosure that management makes decisions regarding resource allocation and performance assessment based on subsidiary bank-by-bank basis. Based on this policy, each subsidiary bank meets the definition of an operating segment as defined in paragraph 10 of SFAS 131. Under paragraph 16 of that standard, separate information shall be reported for operating segments that exceed the quantitative thresholds set forth in paragraph 18. Aggregation is not appropriate if those thresholds are exceeded. Please revise to include the disclosures required for each operating segment under SFAS 131 or provide us your quantitative threshold calculations under paragraph 18.

Derivative Financial Instruments, page F-14
6. Please refer to prior comment 21 and revise to disclose how you assess hedge effectiveness for your interest rate swap. If you are using the shortcut method, please clarify how you have met the requirements of paragraph 68 of SFAS 133.

Note 2: Acquisitions, page F-17
7. Please refer to our prior comment 25. We remind you that we will defer review of your response until you have finalized the pricing of your offering.
8. Please refer to prior comment 27 and 28. We are unable to locate revisions responsive to these comments. Please revise or advise.

Note 4: Loans Receivable and Allowance for Loan Losses, page F-22
9. Please refer to prior comment 34 and the revision made in response to it. Please further revise to disclose your accounting policy for forward commitments to sell your mortgage loans under SFAS 133, as amended.

Note 5: Goodwill and Core Deposit Intangibles, page F-23
10. Please refer to prior comment 36. From your response, it appears that the acquisition of CBB in December 2003 and the disposal of the
CBB branch operation in 2004 are two separate transactions. Please revise to provide an expanded discussion of the basis for your accounting.

Note 16: Leases, page F-34

11. Please refer to prior comment 38 and revise to disclose your accounting policy for rent escalations and rent holidays, as applicable.














      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret E. Fitzgerald at (202) 551-3556 or Paul Ellis Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	John S. Selig, Esquire
      Mitchell Williams, Selig, Gates & Woodyard, P.L.L.C.
      Suite 1800
      425 West Capitol Avenue
      Little Rock, Arkansas 72201




Mr. John W. Allison
Home Bancshares, Inc.
May 5, 2006
Page 1